Exhibit 2.1

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made this 1st day of February, 2016 by and among Bay Bancorp, a Maryland corporation (“Bay”), Hopkins Bancorp, Inc., a Maryland corporation (“Hopkins”), and Alvin M. Lapidus (the “Controlling Stockholder”).

RECITALS

WHEREAS, on December 18, 2015, the parties hereto entered into an Agreement and Plan of Merger (the “Agreement”) to provide for the merger of Hopkins with and into Bay, with Bay as the surviving savings and loan holding company; and

WHEREAS, the parties hereto desire to amend the Agreement by increasing the maximum aggregate dollar amount of the one-time discretionary cash bonuses that the Hopkins Companies are permitted to pay to their directors and/or employees on the Closing Date.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.            Definitions. Unless specifically defined herein, all capitalized terms used in this Amendment shall have the meanings given to such terms in the Agreement.

2.            Amendment of Section 5.1(d) of the Agreement. Section 5.1(d) of the Agreement is hereby amended by deleting item (iii) thereof in its entirety and replacing it with the following:

“(iii) subject to any requirements therefor and limitations thereon imposed by Law, one-time discretionary cash bonuses to be paid on the Closing Date to directors and/or employees of the Hopkins Companies, provided that (A) the aggregate amount of all such bonuses does not exceed $625,000 and (B) Hopkins has disclosed to Bay, within 14 days of the date of this Agreement, the names of the possible recipients of such bonuses”

3.            Ratification of the Agreement. Each of the parties hereto ratifies and confirms the Agreement, as amended hereby, and agrees that the Agreement (including the provisions of Section 5.1(d) that are not amended hereby) is and shall remain in full force and effect except to the extent amended hereby.

4.            Effect of this Amendment. Each of the parties hereto agrees that this Amendment is an amendment within the meaning of, and complies with the provisions of, Section 9.2(a)(i) of the Agreement.

5.            Counterparts. This Amendment may be executed in counterparts, each of which shall serve as an original for all purposes, but all copies shall constitute but one and the same agreement. The exchange of copies of this Amendment and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Amendment as to the parties hereto and may be used in lieu of an original of this Amendment for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF transmission shall be deemed to be their original signatures for all purposes.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers as of the day and year first above written.

ATTEST:		BAY BANCORP, INC.

/s/ Larry Pickett		By:	/s/ Joseph J. Thomas
Name:	Larry Pickett	Name:	Joseph J. Thomas
Title:	EVP and CFO	Title:	President and Chief Executive Officer

ATTEST:		HOPKINS BANCORP, INC.

/s/		By:	/s/ Alvin M. Lapidus
Name:		Name:	Alvin M. Lapidus
Title:		Title:	Chairman

WITNESS:		CONTROLLING STOCKHOLDER:

/s/		/s/ Alvin M. Lapidus
Name:		Alvin M. Lapidus, individually and solely for purposes of Section 5.11 of the Agreement

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